Via Facsimile and U.S. Mail
Mail Stop 6010

September 26, 2007

Mr. Kenneth S. Shifrin
Chief Executive Officer and Chairman of the Board
American Physicians Service Group, Inc.
1301 S. Capital of Texas Highway, Suite C-300
Austin, TX 78746

Re: **American Physicians Service Group, Inc.**
        Form 10-Q for the Period Ended June 30, 2007
        Filed August 17, 2007
        File No. 001-31434

Dear Mr. Shifrin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q – June 30, 2007

Financial Information

3. Acquisition, page 8

1. We note that the preliminary purchase price allocation provided in this note appears to record all assets and liabilities of API at the same balances as those recorded in the interim financial statements provided as Exhibit 99.2 of the amended Form 8-K filed on June 11, 2007. Please explain to us why you believe these balances based on a historical GAAP basis represent their fair values at the

acquisition date. Specifically address the balances recorded for deferred policy acquisition costs, reinsurance recoverables, reserve for loss and loss adjustment expense and unearned premiums and maintenance fees.

2. Tell us what is meant by the disclosure "the allocation has been reviewed but not audited by our outside auditor and will not be final until the audit of the 2007 financial results." Tell us what information you have arranged to obtain regarding preacquisition contingencies and whether that information is known to be available or obtainable. Refer to paragraph 40 of SFAS 141. Also, since you indicate that the "allocation has been reviewed…by our outside auditors," tell us why you have not provided their review report as required by rule 10-01(d) of Regulation S-X.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant